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                          ANTHRA PHARMACEUTICALS, INC.
                         103 Carnegie Center, Suite 102
                               Princeton, NJ 08540
                                 (609) 514-1060



                                January 18, 1999


VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Filing Desk

         Re: Anthra Pharmaceuticals, Inc. Registration Statement on Form 8-A File Numbers 000-24107 and 001-14639 Request for Withdrawal

Ladies and Gentlemen:

         Anthra Pharmaceuticals, Inc., a Delaware corporation (the "Registrant"), hereby makes application to immediately withdraw its Registration Statement on Form 8-A (the "8-A Registration Statement"), relating to the Registrant's securities. The Registrant filed the 8-A Registration Statement on November 24, 1998, under Section 12(b) (File No. 001-14639) and Section 12(g) (File No. 000-24107) of the Securities Exchange Act of 1934, as amended (the "'34 Act"). This request for withdrawal of the 8-A Registration Statement is being made because the Registrant will not request effectiveness for its Registration Statement on Form S-1 (Registration No. 333-47725) by the date the 8-A Registration Statement would automatically become effective pursuant to
Section 12 of the '34 Act.

         Should you have any questions regarding this matter, please call our attorney, Joseph V. Cuomo of Morrison & Foerster LLP, at (212) 468-8177.

                                       Sincerely,

                                       ANTHRA PHARMACEUTICALS, INC.

                                       By: /s/ Karen Krumeich
                                           ------------------------------------
                                           Karen Krumeich
                                           Chief Financial Officer



cc:      Heather Maples
         Securities and Exchange Commission

         Kelly Caralis
         Boston Stock Exchange

         Sonja D. Caison
         The Nasdaq Stock Market, Inc.